INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 28, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Gratry International Growth Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 24, 2013, regarding Post-Effective Amendment No. 340 to the Registrant’s Form N-1A registration statement with respect to the Gratry International Growth Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 370 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund
1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Gratry & Company, LLC (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

Principal Investment Strategies
2.  With respect to Rule 35d-1 Adopting Release footnote 26, explain to the Staff how “non-U.S. domiciled companies” demonstrates economic ties and justify economic ties to that country.

Response:  The Registrant confirms that the Fund intends to invest its assets in equity securities of companies that are tied economically to a number of countries throughout the world]

Principal Risks of Investing
3.  Given that the Fund intends to invest in any size company, include risk disclosure for small- and mid-capitalization companies.

Response: The Registrant has added small- and mid-cap company risks to the “Prinicpal Risks of Investing” under the “Summary Section” and “More About the Fund’s Investment Objectives, Strategies and Risks” sections.

4.  Add disclosure regarding unsponsored American Depository Receipts (“ADRs”) under “Foreign Securities Risk”.

Response: The Registrant has added disclosure regarding unsponsored ADRs as requested.

Tax Information
5.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement as requested.

Portfolio Managers
6.  Three portfolio managers are listed under this section but the paragraph under “Portfolio Managers” states that the Investment Committee is comprised of five senior investment professionals.  Clarify the disclosure to reflect the correct number of portfolio managers.

Response:  The Registrant has modified the disclosure to clarify there are four portfolio managers.

Prior Performance for Similar Accounts Managed by the Advisor
7.  The first paragraph of this section states that the table included “set forth performance data relating to the historical performance of all private accounts managed by the Advisor”.  Confirm that the composite performance data presented does not include the performance of any public accounts or registered investment companies.

Response:  The Registrant confirms that the composite performance data presented does not include the performance of any public accounts or registered investment companies.

8.  Add the title of the composite to the top of the first performance chart presented.

Response:  The Registrant has added the title of the composite to the first performance chart as requested.

9.  Indicate in the first performance table that the net composite returns presented are net of fees and expenses.

Response: The Registrant has added the requested disclosure to the performance chart.

10.  Describe how the fees and expenses included in the composite differ from the fees and expenses of Fund and explain that impact of such difference to the Fund in a footnote to the first performance table presented in this section.

Response: The Registrant has added the following disclosure to the performance chart:

“The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the composite are higher than9he Fund’s performance would have been.”

11.  Briefly describe how the Global Investment Performance Standards (“GIPS”) and SEC method of calculating total return performance differ.

Response: The Registrant has added the following disclosure to the performance chart:

“The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.”

12.  The section includes a statement that “Results are based on fully discretionary accounts under management, including those no longer with the firm.”  Confirm that the performance data shown relates to all the accounts in the strategy managed at the stated time by the Advisor.

Response:  The Registrant confirms that the composite performance contains all accounts managed by the advisor at the stated time by the Advisor.  .

Share Price
13.  The first paragraph states that “The Fund’s NAV is typically calculated as of the close of regular trading…”  Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

14.  State the method that the Fund typically uses to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the third paragraph: “The Fund’s securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Additional Investments
15.  The second paragraph under “Additional Information” should have a separate heading.

Response:  The Registrant has added the heading “Customer Identification Information” immediately before the second paragraph.

Payment of Redemption Proceeds
16.  The second paragraph states that the “Fund will not honor redemption requests” and “Specifically, the Fund may suspend the right to redeem shares”.  Redemption requests may not be denied - only delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

“If you purchase shares using a check and request a redemption, before the check has cleared, the Fund will postpone the payment of the redemption request. Redemption requests must be submitted after the check has cleared.  Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds.  Specifically, the Fund may postpone the date of payment upon redemption for more than three business days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists affecting the sale of the Fund’s securities or making such sale or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (3) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.”

Other Redemption Information
17.  The term “unwise” in the second paragraph is too broad, allowing unlimited situations in which the Fund may pay all or part of a shareholder’s redemption proceeds in liquid securities instead of cash.  Change the term.

Response:  The Registrant has revised the statement as follows:

“However, under unusual conditions, the Fund may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Fund’s remaining shareholders.”

General Transaction Policies
18.  In the second bullet point, please clarify that shareholders can still redeem through other means if telephone redemptions are not available.

Response:  The Registrant has revised the disclosure as follows: “refuse, change, discontinue, or temporary suspend account services, including purchase or telephone redemption privileges (if redemption by telephone is not available, you may send your redemption order to the Fund via regular or overnight delivery), for any reason;”

Back Cover
19.  Disclosure relating to whether the Fund has a website is inconsistent with what appears in the Prospectus.  Revise and clarify as appropriate.

Response:  The Registrant has revised the disclosure on the back cover to include the Fund’s website information.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies
20.  Update the title to include Risks – “Investment Strategies, Policies and Risks”.  In addition, the disclosure under this section should distinguish by principal investment strategies, policies and risks and other investment strategies, policies and risks.

Response:  The Registrant has updated the title to reflect “Risks” and sorted the section by principal and non-principal investment strategies, policies and risks.

Derivatives
21.  Confirm that the calculation of advisory fees will not include the notional value of any derivatives held by the Fund, but will instead be based on the cash value of such derivatives.

Response: The Registrant confirms that the calculation of advisory fees will not include the notional value of any derivatives held by the Fund and will instead be based on the cash value of derivatives held by the Fund.

Short Sales
22.  Clarify whether the Fund intends to engage in short sales and whether the Fee and Expense Table in the Prospectus should reflect the estimated interest expense.

Response: The Registrant confirms that although it may engage in short sales, short selling is not a principal investment strategy of the Fund and the Fund does not anticipate any interest expense.  Therefore, the Fee and Expense Table does not need to include any estimated interest expense.

Compensation
23.  Disclose the three highest paid officers of the Fund pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Fund.  In order to address the Staff’s concern, the Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Fund”.

Portfolio Managers Compensation
24.  Please revise portfolio manager compensation disclosure in accordance with Instruction 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has revised the disclosure as follows:

“Compensation.  The portfolio managers receive a fixed base salary and share in a bonus pool and dividends that are tied directly to the overall success of the firm.  The portfolio managers’ compensation arrangements are not determined on the basis of the performance of specific funds or accounts managed.”

Rule 12b-1 Plan
25.  Disclose the list of principal activities under the Rule 12b-1 Plan pursuant to Item 19(g)(1) of Form N-1A.

Response:  The Registrant has added the following disclosure under the section entitled Rule 12b-1:

“The Rule 12b-1 Plan provides that the distribution fees paid by Investor Class of the Fund may be used to pay for any expenses primarily intended to result in the sale of shares of such Class, including, but not limited to: (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor, including pension administration firms that provide distribution services and broker-dealers that engage in the distribution of the shares of such Class of the Fund; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares of such Class of the Fund; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker-dealers, financial institutions and other service providers with respect to such Class of the Fund; (d) costs relating to the formulation and implementation of marketing and promotional activities; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of such Class of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to such Class of the Fund; and (g) costs involved in obtaining such information, analyses and reports with respect to marketing and promotional activities that the Trust may deem advisable with respect to such Class of the Fund.”

26.  Disclose whether the Rule 12b-1 Plan is a reimbursement plan or compensation plan pursuant to Item 19(g)(2) of Form N-1A.

Response:  The Registrant has added the following disclosure under the section entitled Rule 12b-1:

“The Rule 12b-1 Plan is a reimbursement plan, under which only expenses incurred are reimbursed.”

Portfolio Holdings Information
27. In the second paragraph on page B-33, please clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence to clarify that portfolio holding information provided will have at least a five day lag as follows:

“….the Fund may make publicly available its portfolio holdings by posting such information to its public website or by making such information available to any person who calls the Fund’s toll-free number at 1-855-226-4600, no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Shareholder In-Kind Distributions
28. Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following statement to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares
29. The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears”.  Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has revised the statement as follows: “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary